Exhibit 99.2
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2017, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Revenue from operations	17,567	34,645	17,310
Profit before tax	5,129	9,983	5,066
Net profit after tax	3,726	7,209	3,606
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,864	7,412	3,517
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other equity	67,838	67,838	60,600
Earnings per share (par value 5/- each) *
Basic	16.30	31.54	15.77
Diluted	16.29	31.51	15.77

Note:	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

* EPS is not annualized

Notes:

1.	The audited interim consolidated financial statements for the quarter and half-year ended September 30, 2017 have been taken on record by the Board of Directors at its meeting held on October 24, 2017. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter ended September 30, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Management and Board changes during the quarter ended September 30, 2017

	1.	On August 18, 2017:

Dr. Vishal Sikka resigned as the Chief Executive Officer and Managing Director of the Company and subsequently resigned as the Executive Vice-Chairman of the Board with effect from August 24, 2017.

The Board appointed U.B. Pravin Rao as the Interim-Chief Executive Officer and Managing Director with immediate effect. Shareholders have approved the appointment of Managing Director vide Postal Ballot concluded on October 7, 2017.

	2.	On August 24, 2017:

The Board appointed Nandan M. Nilekani as the Non-Executive, Non-Independent Chairman of the Board with immediate effect. Shareholders have approved the appointment vide Postal Ballot concluded on October 7, 2017.

R. Seshasayee resigned as the Chairman of the Board with immediate effect.

Ravi Venkatesan resigned from his position as the Co-Chairman of the Board and continues to be the independent member of the Board.

Prof. Jeffrey Lehman resigned as the member of the Board with immediate effect.

Prof. John Etchemendy resigned as the member of the Board with immediate effect.

3.	Other matters

Appointed D. Sundaram as the Chairperson of the Audit Committee with effect from October 24, 2017.

4.	Acquisition of Brilliant Basics

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of $4 million (29 crore), contingent consideration of up to $3 million (up to 20 crore) and an additional consideration of $2 million (13 crore), referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

5.	Update on Share Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore (approximately $2 billion). The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted the Draft Letter of Offer to regulatory authorities for their comments.

6.	Information on dividends for the quarter and half-year ended September 30, 2017

The Board declared an interim dividend of 13/- per equity share. The record date for the payment of interim dividend is November 1, 2017. The interim dividend will be paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	13.00	13.00	11.00
Final dividend	–	–	–

7. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2017	2017	2016
Revenue from operations	15,356	30,326	15,000
Profit before tax	4,880	9,597	4,812
Profit for the period	3,579	6,994	3,476

The above is an extract of the detailed format of the quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in these releases concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is October 24, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.